EXHIBIT 99.1

Innate Pharma and the Institute for Follicular Lymphoma Innovation (IFLI) announce up to $7.9m investment from IFLI to support IPH6501 development in Follicular Lymphoma

Marseille, France, December 6, 2024, 7:00 A.M. CET

•Innate will receive 3m USD upfront plus up to 4.9m USD in conditional tranched investments from The Institute for Follicular Lymphoma Innovation (IFLI)
•Patients with R/R Follicular Lymphoma will be included in the ongoing Phase 1/2 trial investigating IPH6501 in patients with R/R CD20+ Non-Hodgkin Lymphoma

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), together with the Institute for Follicular Lymphoma (IFLI) today announced that they have entered into an agreement to clinically study the potential of IPH6501, Innate's anti-CD20 ANKET® in follicular lymphoma (FL).

Innate’s ongoing Phase 1/2, open-label, multicenter trial investigating the safety, tolerability, and preliminary antineoplastic activity of IPH6501 in patients with relapsed and/or refractory CD20-expressing Non-Hodgkin Lymphoma will also include patients with relapsed / refractory (R/R) FL.

To support the Phase 1/2 trial and inclusion of FL patients, IFLI will initially invest 3m USD into new shares of Innate, issued through a capital increase reserved to IFLI at a price of €1.56 per share and representing 2.26% of the share capital of Innate.

IFLI may also invest up to an additional 4.9m USD into new shares of Innate, depending on the completion of certain milestones, at a price to be determined at the time of the said investments.

“At Innate Pharma, we are deeply committed to advancing innovative research and development to improve outcomes for patients with non-Hodgkin lymphoma and this agreement with the Institute for Follicular Lymphoma Innovation will contribute to our mission to bring forward therapeutic options that address critical needs and enhance the quality of life for those affected by this challenging disease,” said Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.

“IFLI believes IPH6501 holds great promise for improving patient outcomes in non-Hodgkin lymphomas including follicular lymphoma,” said Dr Michel Azoulay, Chief Medical Officer of IFLI. “We are delighted to support Innate and the investigation of IPH6501 in FL patients and, upon milestone achievement, to continue to support future clinical development of IPH6501 in FL. This collaboration provides a model for how IFLI’s philanthropic investments can catalyze FL development.”

You can find more details on the transaction in the attached PDF.

About The Institute for Follicular Lymphoma Innovation

The Institute for Follicular Lymphoma Innovation (IFLI) is a global, non-profit, private foundation dedicated to accelerating the development of innovative treatment options for patients with follicular lymphoma (FL). IFLI supports cutting-edge research and technology to lead to the development and commercialization of novel therapeutics and/or biomarkers for the treatment of FL, and to understand the biology of FL. The foundation deploys its budget across grants, project-based partnerships, and venture philanthropic investments to achieve its innovation goals. IFLI promotes collaboration and works to enable data sharing and the exchange of knowledge and expertise among researchers and institutions advancing FL research. Learn more at www.i-fli.org.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
For Innate:
NewCap

Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu

For IFLI:
Laura DiCaprio
McDougall Communications
laura@mcdougallpr.com
+1 (585) 434-2153